Filed Pursuant To Rule 433

Registration No. 333-275079

March 1, 2024

CNBC (TV): Squawk on the Street with Michael Sonnenshein

SARA EISEN: Bitcoin has been on a major bullish run here. The crypto currency is topping $62,000 in February for its best month since 2020. Spot ETFs have been doing even better. Crypto asset manager Grayscale's GBTC has been outperforming bitcoin in February and this year. Grayscale's CEO Michael Sonnenshein joins us here on set at post nine and he rang the opening bell this morning in celebration of its bitcoin trust ETF. Welcome. Good to have you.

GRAYSCALE CEO, MICHAEL SONNENSHEIN: Thanks for having me. It's wonderful to be here.

EISEN: Why do you think bitcoin has had an amazing run here to start the year?

SONNENSHEIN: Well, a lot of pent up demand based on the spot bitcoin ETFs coming to market. GBTC uplisted in January of this year and that really opened the door to a lot of other spot ETFs coming to market and so we're seeing tremendous flows, tremendous investor demand, and that's really also outpacing the supply of bitcoin coming into the market every day which is being added to the price.

EISEN:Aren't you specifically at Grayscale seeing outflows? I've seen recent data, Bloomberg said $7.4 billion of outflows in the last 30 days?

SONNENSHEIN:Well, I think it's important to think about how GBTC came to market. It came to market with almost $30 billion of assets and investors of all shapes and sizes. We anticipated some outflows as opposed to the new products coming to market starting from zero. I do think, though, if you zoom out and look at what that investor demand is like, we've never seen such insatiable demand for an ETF wrapper providing access to a new asset class like we have here.

EISEN: But I guess the concern for you might be there are a lot of other options. Blackrock seeing inflows, a lot of your competitors are seeing inflows. We just learned this week that some of the big banks like Wells Fargo and Morgan Stanley are looking at getting into these products as well.

SONNENSHEIN:Yeah. We're just at the tipping point. I think that many of my other colleagues in the industry have called for a new wave of adoption as bitcoin ETFs become available through advised wealth channels. You know, there's over 40 trillion dollars of advised wealth in the US and they largely have not been participating in bitcoin or the crypto asset class more broadly. So we do think that, you know, we're still in the early innings of this. Only a couple weeks since spot bitcoin ETFs came to market.

EISEN: But how do you plan to stay competitive when it's getting so crowded?

SONNENSHEIN:Well, GBTC has one of the most diverse shareholder bases out there, it’s been in the market for ten years. We have some of the tightest spreads and largest liquidity out there, and so it does bring a differentiated value, and that track record is what a lot of investors are looking for when making those allocation decisions.

EISEN: And now you're pressing the SEC to take it a step further and approve options?

SONNENSHEIN:Correct.

EISEN: On the ETF? Why is that, as you say, vital.

SONNENSHEIN: It really is vital. You know, what we see here is another situation where perhaps spot bitcoin ETFs are not being treated fairly. We have a robust ecosystem of bitcoin futures based ETFs, options traded on those products, but there are no options approved on the spot bitcoin ETFs. We believe this is a fundamental characteristic and feature we need within this ecosystem. Price discovery, investors being able to manage their positions effectively, this is something that we know a lot of investors want and at Grayscale that's what we do. We advocate for our investors.

EISEN:What type of investor base are you seeing coming into the ETF?

SONNENSHEIN:Well, it's really a broad base. We definitely have direct retail investors that are trading for their own account, adding bitcoin to their portfolios.

EISEN: But wasn't the hope that this would gin up more interest from institutions?

SONNENSHEIN: Oh absolutely, we have some of the world’s largest hedge funds, pensions, endowments, etc. They are very pleased to be using the ETF wrapper to get bitcoin exposure, it's a wrapper they know well, it's a wrapper that works well for them. And when they trying to put on large, or take off large positions in bitcoin, a large liquidity ETF like GBTC allows them.

EISEN: I mean it helps bitcoin has had a tremendous start which may be fueled by the interest in the ETF.

SONNENSHEIN: Sure.

EISEN: But when it comes to -- if and when there's a downturn in the price of bitcoin, what are your expectations and how do you prepare to tell people this was safe and the right move?

SONNENSHEIN: Of course. Well we’ve been in the market for 10 years now so we’ve weathered all types of cycles and have had conversations with clients throughout those cycles. Investing in bitcoin is not for the faint of heart. It is a volatile asset, but the conversations we are having with clients these days is a little bit more focused on the future. We're about a month and a half away from the next bitcoin halving which has been an important price catalyst for bitcoin, and a lot of investors are focused on that and what it may mean for bitcoin this time around.

EISEN: April. When will they do ethereum ETFs?

SONNENSHEIN: Well, that's coming down the pipeline. The SEC is due to make decisions about spot ethereum ETFs early this summer and again, Grayscale is in that as well. Our ethereum product, Grayscale ethereum trust, has applied to uplist right here to the New York Stock Exchange.

EISEN: Alright well, I guess keep us posted on that. Michael, thank you very much for coming in with the update.

SONNENSHEIN: Thank you.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.